OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

02022287

0F RR
6-3-02

RECEIVED
MAY 30 2002
WASH. D.C. 152
SECTION
PROCESSING

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RV 6/7/02

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No.** 8-52014

REPORT FOR THE PERIOD BEGINNING April 1, 2001 **AND ENDING** March 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer: **Official Use Only**

R. J. Thompson Securities, Inc.

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

13305 Birch Drive, Suite 200
(No. and Street)

Omaha	Nebraska	68164
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Randall J. Thompson (402) 951-2600
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name—if individual, state last, first, middle name)

One North Wacker Drive	Chicago	Illinois	60606
(Address)	**City**	**State**	**(Zip Code)**

Check One:

X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, *Randall J. Thompson,* swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ***R.J. Thompson Securities, Inc.*** as of ***March 31, 2002*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

GENERAL NOTARY-State of Nebraska
LUCINDA A. FORSMAN
My Comm. Exp. Dec. 21, 2002

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3)*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
R.J. Thompson Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of R.J. Thompson Securities, Inc. (the "Corporation") at March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 10, 2002

R.J. Thompson Securities, Inc.

Statement of Financial Condition
March 31, 2002

Assets

Cash and cash equivalents	$	959,270
Receivable from clearing brokers		229,255
Prepaid expenses		51,315
Capital lease, at cost, less accumulated depreciation of $7,664		15,329
Due from affiliates		136
	$	1,255,305

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	470,442
Due to affiliates		19,996
Obligations under capital lease		15,528
Total liabilities		505,966
Stockholder's equity:		
Common stock, $1 par value, authorized 100 shares issued and outstanding		100
Paid-in capital		6,500,511
Accumulated deficit		(5,751,272)
Total stockholder's equity		749,339
	$	1,255,305

The accompanying notes are an integral part of these financial statements.